PLADEO CORP.

Lisbeth Guerrero, President
Pladeo Corp.
Circuito Porta Vincenza 3108
Leon, 37134
Mexico

April 01, 2013

United States
Securities and Exchange Commission
Washington, DC 20549

Re:  Pladeo Corp.
     Amendment No. 7 to Registration Statement on Form S-1/A
     Filed April 01, 2013
     File No. 333-182714

For your information,

Our president, Lisbeth Guerrero, will be staying out of principal office located at Circuito Porta Vincenza 3108, Leon, 37134, Mexico until June 05, 2013 in Portland, Oregon, USA.

Phone: 786 212 3337

Thank you.

Sincerely,


/s/ Lisbeth Guerrero
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Lisbeth Guerrero
President